Exhibit 99.2

Ur-Energy Inc.
(a Development Stage Company)

Management’s Discussion and Analysis

September 30, 2008

(expressed in Canadian dollars)

UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three and Nine Month Periods Ended September 30, 2008
(Information as at November 6, 2008 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three and nine month periods ended September 30, 2008 and 2007. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on November 6, 2008.  This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2007 and 2006.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004.  All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles.  The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 26, 2008 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to complete the development of these properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fourteen properties.  Of those fourteen properties, ten are in the Great Divide Basin, two of which (Lost Creek and Lost Soldier) contain defined resources that the Company expects to advance to production.  The Company’s other Wyoming projects include two properties in the Shirley Basin, one property in the Greater Black Hills, and one property in the Powder River Basin; (ii) Arizona, USA where the Company has acquired a property in Yuma County; (iii) the Thelon Basin, Northwest Territories in northern Canada where it has three properties; and (iv) Baker Lake Basin, Nunavut, Canada, where it has one property.

Selected Interim Information

The following table contains selected interim financial information as at September 30, 2008 (unaudited) and December 31, 2007.

	As at September 30, 2008 $ (unaudited)	As at December 31, 2007 $
Total assets	137,271,649	137,350,775
Asset retirement obligation	280,522	181,672
Long-term future income tax liability	438,965	1,167,000

The following table contains selected unaudited interim financial information for the three and nine month periods ended September 30, 2008 and 2007 and cumulative information from inception of the Company on March 22, 2004 to September 30, 2008.

	Three Month Period Ended September 30, 2008 $ (unaudited)	Three Month Period Ended September 30, 2007 $ (unaudited)	Nine Month Period Ended September 30, 2008 $ (unaudited)	Nine Month Period Ended September 30, 2007 $ (unaudited)	Cumulative from March 22, 2004 to September 30, 2008 $ (unaudited)
Revenue	Nil	Nil	Nil	Nil	Nil
Total expenses(1)	(3,770,708)	(2,448,489)	(9,365,424)	(6,939,987)	(29,368,488)
Interest income	573,608	948,494	1,963,297	1,936,988	5,547,291
Foreign exchange gain (loss)	(425,796)	(1,417,542)	70,349	(559,354)	(17,731)
Other income (loss)	(18,203)	(10,000)	(26,888)	(10,000)	(26,888)
Loss before income taxes	(3,641,099)	(2,927,537)	(7,358,666)	(5,572,353)	(23,865,816)
Recovery of future income taxes	384,741	-	384,741	-	3,811,741
Net loss for the period	(3,256,358)	(2,927,537)	(6,973,925)	(5,572,353)	(20,054,075)

(1) Stock based compensation included in total expenses	(1,540,181)	(1,042,069)	(3,589,067)	(2,743,316)	(10,354,618)

Loss per common share: Basic and diluted	(0.03)	(0.03)	(0.08)	(0.07)
Cash dividends per common share

The Company has not generated any revenue from its operating activities from inception to date.  The Company’s expenses include costs for general and administrative costs, general exploration expense, and write-off of mineral property and deferred exploration expenditures.  The Company has recorded significant stock based compensation costs which were included in total expenses or were capitalized as a component of deferred exploration and development expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration and development expenditures.

No cash dividends have been paid by the Company.  The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Overall Performance and Results of Operations

The Company has advanced its plans from incorporation on March 22, 2004 to date.  From inception to September 30, 2008, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $141.2 million.  As at September 30, 2008, the Company held cash and cash equivalents and short-term investments of $66.0 million.  The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, or money market accounts. The Company has made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the three and nine month periods ended September 30, 2008, the Company expended cash of $569,906 and $822,519 (2007 – $585,873 and $1,041,474), respectively, on mineral exploration property costs.  The most significant component of these costs is staking and claim costs.  During the three and nine month periods ended September 30, 2008, the Company incurred deferred exploration and development expenditures totaling $5,496,273 and $7,782,500 (2007 – $2,442,219 and $5,839,491), respectively.  The most significant component of spending was on permitting and development of the Lost Creek and Lost Soldier projects.

Wyoming Properties

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometers) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 meters) and 700 feet (213 meters) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource.  During 2006, 17 cased monitoring and pump test wells were completed on the property, and the initial testing was completed successfully.

In 2007, significant drilling was conducted to allow for completion of the following work on the project:

•	Installation of pump test and monitor wells for baseline and engineering data;
•	Orebody delineation drill holes to better define the orebody for well field planning;
•	Condemnation drill holes to assure that the plant site will not be built over any part of the orebody; and
•	Water wells for water for the drilling operation.

Completion of the 2007 drilling program resulted in 58 additional monitor and pump test wells, two water wells and a total of 195 delineation drill holes. This enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering assessments; for the State of Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the ore body.  The 2007 drilling program was concluded in early December 2007 and the Company incurred total drilling costs of approximately $2.6 million.

In 2007, the Company submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application have taken more than two years. The NRC has indicated that the application review process can take up to 18 months to complete.  In February 2008, the Company requested that the NRC application for its Lost Creek project be withdrawn to enable the Company to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses.  In March 2008, the Company re-submitted the Source Material License application to the NRC.  In June, the NRC notified the Company it deemed the Lost Creek application complete and acceptable. The NRC thereafter commenced its detailed technical and environmental review of the Company’s application.

In 2007, the Company also submitted the Lost Creek Mine Permit Application to the WDEQ. Beginning in 2008, individual mine unit applications for each well field will be submitted to cover each mine unit or well field that will be produced on the Lost Creek project.  In May, the Company received notice from the WDEQ that the agency found the application to be complete, and authorized the Company to proceed with formal Public Notice of the application, which was subsequently completed by the Company.

In February 2008, an in-house economic analysis on the Lost Creek project was completed by the Company’s engineering team. An independent technical report under NI 43-101 was subsequently prepared by Lyntek Inc.  The purpose of the report was to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project.  The resulting base case in the preliminary assessment prepared by Lyntek returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.

In September 2008 the Company announced an update to the Lost Creek permitting and production timeline based on further licensing guidance from the NRC.  Based upon an NRC release of updated guidance on its expected publication of a final Generic Environmental Impact Statement for In-Situ Leach Uranium Milling Facilities ("GEIS") in a July 28, 2008 Federal Register notice (Vol.73, No. 145), the NRC revised its expected publication date from January 2009 to June 2009.

Therefore, the Company conducted meetings with senior officials of the NRC in early September to confirm how the revised GEIS completion date would affect the timing of the issuance of licenses to presently pending applicants, including Lost Creek.  As a result of the meetings, Ur-Energy revised its expectation for the issuance of the Lost Creek's NRC license from second quarter 2009 to fourth quarter 2009. First production from the Lost Creek project is now anticipated to occur in the second half of 2010.

In October 2008, the exploration and development program for 2008 at Lost Creek was essentially complete and included the following activities.

•	The program was designed to further delineate known resources, explore the permit area for additional resources outside of the known areas, and to install the monitoring wells required for the first mine unit.
•	Drilling approximately 460 drill holes as follows:
o	300 delineation holes within the proposed mine unit area to provide detailed definition of the extent of minable uranium resources.
o	99 exploration holes were drilled to test for potential extensions of mineral trends. Drill hole depths ranged from 600 to 1,000 feet (183 to 305 meters).
o	48 cased monitor and pump test wells within and surrounding the first proposed mine unit were installed. These wells will eventually be utilized for production monitoring.
o	Ten regional baseline wells were also installed at the request of the WDEQ. The average well depth is approximately 450 feet (137 meters).
o	Two water supply wells were drilled, cased and completed.
•	Field activities were conducted by Ur-Energy staff geologists and field personnel.
•
The program employed seven contract drill rigs throughout the six month drilling program.  Two geophysical logging units were also contracted to provide measurements of down-hole equivalent uranium mineralization.  These were complemented by Ur-Energy’s PFN logging truck, capable of providing down-hole chemical uranium measurements.

•
Core samples from several holes were obtained.  Chemical uranium analyses of the core samples will be used as referee and quality control measurements to be compared to the down-hole logging measurements of mineralization.  Leach testing will also be conducted on selected core samples.

•	All wells were cased in accordance with WDEQ guidelines and regulations; the process of plugging and permanently abandoning all exploration and delineation boreholes is nearing completion.
•	The Company purchased and mobilized operational equipment, including: backhoes, a water truck, a forklift, light and heavy trucks, trailers, offices, a hose reel, generators and cementers.
•	Surveys of soils and geotechnical borings were conducted to assist in the evaluation of plant and road facilities design.

Following the completion of the 2008 drilling program, Ur-Energy personnel will oversee the completion of a deep exploratory well at the site.  The well, planned to a depth of 10,000 feet (3,050 meters), will be utilized to test the stratigraphy and groundwater quality related to a proposed disposal well.  The Company will also initiate the hydrology testing of the monitor wells associated with the first mine unit.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometers) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055 percent as an inferred resource.  A royalty on future production of 1%, which arises from a data purchase, is in place with respect to certain claims within the project.

All environmental baseline studies were completed in 2007 and in January 2008, the Lost Soldier deposit was turned over to the Company’s engineering staff for detailed engineering evaluation and study.  In March 2008, the Company requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC, in preparation for a separate license application for the Lost Soldier project.

Other U.S. Properties

In 2008, exploration drilling of 11,370 feet (3,468 meters) was completed at the EN project. In addition, over 746 miles (1,200 kilometers) of airborne geophysical surveys were completed in Wyoming. For its other US properties, including the LC North and North Hadsell projects, the Company has put these drilling projects on hold in order to advance the development of the Lost Creek project. Exploration lands in South Dakota containing over 72,000 acres were dropped with the Company maintaining approximately 66,000 acres of exploration mineral lands in Wyoming.   Also during 2008, an in-house team of geologists continues to evaluate the extensive well log and exploration database owned by the Company for generating new exploration targets for the future.

In 2007, the Company entered into an agreement with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreement, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC (the “Bootheel Project”).  The properties cover an area of known uranium occurrences within the Shirley Basin in Albany County, Wyoming. Target is earning into an interest in the Bootheel Project by spending US$3.0 million in exploration costs, and issuing 125,000 shares of its common stock to the Company, all over a four year period.    With the completion earlier in 2008 of agreements for additional rights and leased lands, the total project covers a defined area of approximately 10,500 acres. There are various royalties on future production within the project area.

Target timely issued its second installment of stock (25,000 shares) and confirmed its completion of the first year’s required exploration expenditures.  In 2008, Target also completed a 50,000 foot (15,250 meter) drilling program on the properties of the Bootheel Project. The purpose of the program was to bring the historic resources in National Instrument 43-101 compliance.

In 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC (the “Hauber Project”).  The Hauber Project is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres.  Effective August 1, 2008, Trigon tendered its resignation as a Member and the Manager of the Hauber Project.  Transition of management of the Hauber Project back to the Company is ongoing.  Before Trigon's decision not to proceed it had contracted, as Manager of the Project, for several outside geologic and hydrologic analytical projects, which were completed and submitted during the first half of 2008.  The consultants employed abundant historic data to define the geologic setting and assess the potential of the Hauber Project properties for the recovery of uranium through ISR mining methods.  Further in house analysis of these reports is underway by the Company.

Data Package Acquisition

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development in the Shirley Basin, Wyoming for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, URADCO (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

The Company has made data covering its Bootheel and Buck Point properties, and certain other data, available to the venture it has with Target. The data purchase agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from the Bootheel and Buck Point properties which include 269 lode mining claims and two state uranium leases.

Canadian Properties

Bugs Property, Baker Lake Basin

In September 2006, the Company entered into an option agreement with John D. Charlton to acquire the Bugs property in Nunavut, Canada.  The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor.  The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property initially consisted of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin, Nunavut.  In 2008 the Company staked an additional eight mineral claims, which together total approximately 45,000 acres.

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. In 2007, one of the seven targets was examined; the remaining targets were examined and prioritized during the 2008 summer program by radon sampling techniques, prospecting and rock sampling. This work, completed in early August led to interpreted areas of hydrothermal alteration, elevated radioactivity and high radon flux.

From late August to mid September a total of 2,905 feet (886 meters) of exploration drilling consisting of six drill holes was completed.   The program was terminated early due to problems with drilling equipment.  Results of the program are being evaluated by the Company’s consultants. Assays of drill core are pending.

Screech Lake Property, Thelon Basin

In 2006, an environmental screening study was completed on the Screech Lake project and an application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. In 2007, the environmental assessment was completed and a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada (the “Minister”) that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Company received notification that the Minister had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. Discussions with the Minister and other interested parties led the Company to conclude that the rejection was influenced, in part, by land claims issues between First Nations groups and the Federal government, and to a lesser extent, environmental concerns related to caribou migration routes and timing of a drill program.  In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

In 2008 the Company has continued ongoing discussions with First Nations groups and Aboriginal owned business corporations to secure an Exploration Agreement which would allow the Company to proceed with re-filing of a drilling proposal.

Hornby Bay Properties

In 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties (together, comprising 58 claims).  Pursuant to the option agreement, Triex obtained a 100% interest in the properties in September 2007.  The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000.  In August 2008, Triex announced that it had completed its 2008 exploration program at its Hornby Bay properties.

Expenses

Total expenses for the three and nine month periods ended September 30, 2008 were $3.7 million and $9.4 million, respectively, as compared to $2.4 million and $6.9 million during the respective periods in 2007.  The increase in total expenses from the previous year was primarily due to higher general and administrative expenses, including stock based compensation expense.  Additionally, the Company wrote off two small exploratory projects during the quarter.

General and administrative expense was $3.3 million and $8.7 million for the three and nine month periods ended September 30, 2008 as compared to $2.1 million and $6.0 million for the same period in 2007.  The increase in general and administrative expense relates primarily to the continued expansion of the Denver, Colorado and Casper, Wyoming offices and increased stock based compensation expense.

During 2007, the Company strengthened key staffing areas adding five geologists, two land men, a Vice President of Mining & Engineering, three mining engineers, a Chief Financial Officer and other key management, legal and finance positions.  In 2008, the Company has added an additional eight positions primarily aimed at enhancing operating expertise at the Casper Wyoming office.  Accordingly, the Denver and Casper offices have been expanded to accommodate and support the staffing additions.  As a result, higher labor, recruiting and relocation costs together with increased office expenses and depreciation costs accounted for the majority of the increase in general and administrative expense.

In September 2008, the Company gave the holders of options with an exercise price of C$4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30, 2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company.  Previously unrecognized stock based compensation cost of $2.2 million was recognized at the cancellation date.  As a result, the increased stock based compensation cost contributed to the increase in general and administrative expense.

During the three months ended September 30, 2008, the Company relinquished leases associated with the Harding and Fall River projects in South Dakota and wrote-off the costs related to projects, which totaled $0.4 million.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the three and nine month periods ended September 30, 2008, the Company earned interest income on these investments of $0.6 million and $2.0 million, respectively, as compared to $0.9 million and $1.9 million for the respective periods in 2007.  After the May 2007 bought deal financing and the March 2008 private placement, the Company’s average cash resources increased significantly.  However, the Company does not generate any revenue from operating activities and its average cash resources, and the resulting interest income, have declined since the two financings were completed.

During the nine months ended September 30, 2008, the Company recorded a net foreign exchange gain of $0.1 million as compared to a $0.6 million loss during the same period in 2007.  This 2008 net foreign exchange gain arose primarily due to cash balances held in U.S. currency as the U.S. dollar strengthened relative to the Canadian dollar during the period, while in 2007 the U.S. declined in value relative to the Canadian dollar.

Loss Per Common Share

Both basic and diluted loss per common share for the three and nine month periods ended September 30, 2008 were $0.03 and $0.08 (2007 – $0.03 and $0.07), respectively.

Liquidity and Capital Resources

As at September 30, 2008, the Company had cash and cash equivalents, and short-term investments of $66.0 million, a decrease of $10.3 million from the December 31, 2007 balance of $76.3 million.  The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts.  During the nine months ended September 30, 2008, the Company used $2.6 million to fund operating activities, spent $10.5 million on investing activities before movements in short-term investments, and generated $2.7 million from financing activities.

During the nine months ended September 30, 2008, the Company invested cash of $9.2 million in mineral exploration property costs, deferred exploration expenditures and related bonding deposits.  The majority of these expenditures went towards the Lost Creek project where project evaluation and development activities continue and to the Bugs property as discussed above.  The Company also invested $1.3 million for the purchase of capital assets.  The majority of these expenditures were for field vehicles and field equipment purchased to facilitate the exploration and development work programs in Wyoming.

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issue costs were $115,314.  During the nine months ended September 30, 2008, the Company realized cash proceeds from the exercise of previously issued stock options totaling $90,000.  In September 2008, the Company gave the holders of options with an exercise price of C$4.75 or higher the opportunity to voluntarily return all or a portion of these options to the Company by September 30,

2008 without any promise or guarantee that the option holders will receive any further options.  Options for 2,490,000 shares with a weighted exercise price of $4.82 were returned to the Company. Therefore, as at September 30, 2008, the Company had outstanding a total of 6,252,500 stock options with exercise prices ranging from $1.25 to $4.75.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations.  The Company will not generate any cash flow from operations until it is successful in commencing production from its properties.

The Company has established a corporate credit card facility with a US bank. This facility has an aggregate borrowing limit of U.S. $250,000 and is used for corporate travel and incidental expenses.  The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

The Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share on March 25, 2008 and raised gross proceeds of $2,750,000.  Total direct share issue costs were $115,314.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at September 30, 2008 and December 31, 2007 is as follows:

	September 30, 2008	December 31, 2007
Common shares	93,243,607	92,171,607
Warrants	-	-
Compensation options	-	-
Stock options	6,252,500	8,010,700
Fully diluted shares outstanding	99,496,107	100,182,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.

Classification of financial instruments

The Company has made the following classifications for its financial instruments:

•	Cash and cash equivalents are classified as “held for trading”
•	Short tem investments are classified as “held-to-maturity” and carried at cost plus accrued interest with interest income and exchange gains and losses included in operations;
•	Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at cost.
•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at cost

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates, certificates of deposits.  They bear interest at annual rates ranging from 2.4% to 3.2% and mature at various dates up to June 26, 2009.  These instruments are maintained at high credit financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $0.4 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation, leaving approximately $65.6 million at risk should the financial institutions with which these amounts are invested cease trading.  The Company considers the likelihood of this happening to be remote.  As at September 30, 2008, the Company does not consider any of its financial assets to be impaired.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures in United States dollars, holding cash and cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash and cash equivalents and short term investments. The Company’s objectives of managing its cash and cash equivalents are to ensure sufficient funds are maintained on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's banks so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses high quality commercial banks and ensures that access to the amounts placed can generally be obtained on short-notice.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At September 30, 2008 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately $32.7 million ($18.3 million as at December 31, 2007) and accounts payable of $1.1 million ($1.2 million as at December 31, 2007) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the period which a change in foreign exchange rates during the period ended September 30, 2008 would have had. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.2 million impact on net loss for the nine-month period ended September 30, 2008.  This impact is primarily as a result of the Company having US$ denominated trade accounts payable balances and cash and investment balances denominated in US dollars.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the nine months ended September 30, 2008, the Company did not participate in any material transactions with any related parties.

Proposed Transactions and Listing Application Approval

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value.  Timely disclosure of such transactions is made as soon as reportable events arise.

In January 2008, the Company filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Company and filed an application to list the common shares with the American Stock Exchange, LLC (“AMEX”).  The application was subject to review by the AMEX, and on July 18, 2008, the AMEX approved for listing the common shares of the Company.  Trading of the common shares of the Company on the AMEX commenced on July 24, 2008 under the symbol “URG”.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized.  When production is attained, these costs will be amortized.  If properties are abandoned they are written off at that time.  If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time.  Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued.  Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

•
Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation.  These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed.  The new presentation standard carries forward the former presentation requirements.

•	Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure.
•
Section 1400, General Standards on Financial Statement Presentation.  This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern.  The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of September 30, 2008.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business.  Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty.  Current and potential investors should give special consideration to the risk factors involved.  These factors are discussed more fully in our Annual Information Form dated March 26, 2008 which is filed on SEDAR.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com or on the U.S. Securities and Exchange Commission’s website at www.sec.gov ..

Directors and Officers

Jeffrey T. Klenda, B.A. – Executive Chairman
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
Harold Backer, B. Sc. – Executive Vice President
Wayne Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist, Director and Technical Committee Chair
Paul Macdonell, Diploma Public Admin. – Director and Compensation Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director and Corporate Governance and Nominating Committee Chair
Thomas Parker, B. Sc., M. Eng. – Director and Audit Committee Chair
Roger Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT &   Administration
Paul G. Goss, J.D., MBA – Corporate Counsel and Corporate Secretary

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: McCarthy Tétrault The Chambers, Suite 1400 40 Elgin St Ottawa, ON K1P 5K6 Phone: (613) 238-2000

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE
AMEX: URG

Independent Auditor
PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto
Registrar and Transfer Company (Co-Transfer Agent and Co-Registrar) New York